Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-126811

February 13, 2007

INSIDE BARCLAYS BANK PLC

Barclays Bank PLC is the principal subsidiary of Barclays PLC, one of the largest financial services companies in the world. Operating in more than 60 countries and with over 78,800 permanent employees, Barclays provides banking, investment banking, and asset management services for over 25 million customers and clients globally.

FACTS ABOUT BARCLAYS

•	Based in the UK, Barclays maintains a large global presence across Europe, the United States, Africa, and Asia.

•	Barclays has been involved in banking for over 300 years, making it one of the most established financial services companies in the world.

•	By market capitalization, Barclays is one of the largest financial services companies in the world.

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In the U.S., Barclays maintains significant operations in three businesses: Barclays Capital is one of the world’s fastest growing investment banks; Barclays Global Investors, the largest money manager in the United States[1]; and Barclaycard U.S.

CREDIT PROFILE

Barclays is highly capitalized with a balance sheet of over £924 billion2 and views its strong credit rating as a source of competitive advantage. The lowest rating Barclays has had in the past 20 years is AA/Aa2/AA.

Current credit ratings

Rating agency	Long-term rating
Standard & Poor’s	AA
Moody’s	Aa1
Fitch	AA+

A credit rating is subject to revision or withdrawal at any time by the assigning rating organization, and there is no assurance that a credit rating will remain in effect for any given period of time or that it will not be lowered, suspended or withdrawn entirely by the applicable rating agency.

[1]	July 2006, Institutional Investor.

[2]	February 2006.

FINANCIAL HIGHLIGHTS

*	For the half-year ending June 30, 2006.

AWARDS AND RANKINGS FOR BARCLAYS’ BUSINESSES

Barclays Global Investors

•	Best Global Fund Manager (Euromoney , 5/06)

•	Europe’s Biggest Hedge Fund Manager (Institutional Investor’s Alpha , 4/06)

•	No. 1 Index manager (Pensions & Investments , 3/06)

•	No. 1 ETF manager (Morgan Stanley Research, 5/06)

•	No. 1 Asset manager (Global Investor , 1/06)

Barclays Capital

•	Derivatives House of the Year (Risk Magazine, 1/05)

•	European Bond House of the Decade (Financial News, 6/06)

•	Commodities House of the Year for two years running (Structured Products–European Awards, 11/06)

•	U.S. Equity Derivatives House of the Year (Derivatives Week, 11/06)

•	Currency Derivatives House of the Year (Risk Magazine, 1/06)

INSIDE BARCLAYS BANK PLC

Barclays PLC Business Profile

John Varley, Group Chief Executive Naguib Kheraj, Group Finance Director		Paul Idzik, Group Chief Operating Officer Bob Diamond, President of Barclays PLC

Barclays Wealth Management

Barclays Wealth Management serves affluent, high net worth and corporate clients, providing private banking, offshore banking, stockbroking, asset management, financial planning services.

Barclays Capital Barclays Capital is the banking division providing large corporate, institutional, and government clients with solutions to their financing and risk management needs.	Barclays Global Investors Barclays Global Investors (BGI) is one of the world’s largest asset managers and a leading global provider of investment management products and services.

UK Banking

UK Banking delivers banking solutions to retail and business banking customers in the United Kingdom through a variety of channels comprising the branch network, cash machines, tele-phone banking, online banking, and relationship managers.

Barclaycard Barclaycard is a multi-brand international credit card and consumer lending business. It is one of the leading credit card businesses in Europe.

International Retail & Commercial Banking

International Retail and Commercial Banking provides Barclays international personal and corporate customers with banking services. It includes the Absa Group in South Africa.

Barclays History

“BGI” may be used to refer to Barclays Global Investors and its affiliates. Barclays Global Investors, N.A., a national banking association operating as a limited purpose trust company, manages collective investment products and services and provides fiduciary and custody services to various institutional investors. Barclays Global Fund Advisors (BGFA) provides investment advisory services to U.S. registered exchange traded funds and other registered investment company products. Barclays Global Investors Services (BGIS) provides marketing support to certain distributors of registered investment companies and other registered securities. BGFA and BGIS are majority-owned subsidiaries of Barclays Global Investors, N.A., which, along with Barclays Capital Inc. are subsidiaries of Barclays Bank PLC. BGI is located at 45 Fremont Street, San Francisco, CA 94105.

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. The return on the Securities is linked to the performance of a market index. Risks of investing in the Securities include limited portfolio diversification, uncertain principal repayment, illiquidity, and the creditworthiness of Barclays Bank PLC. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased.

The Securities may be sold throughout the day at market price on the exchange through any brokerage account. Sales in the secondary market may result in significant losses. Brokerage commissions will reduce returns. The trading prices of the Securities will reflect changes in their intrinsic value as well as market supply and demand, among other factors.

©2007 Barclays Global Investors, N.A. All rights reserved. iPath, iPath ETNs and the iPath logo are servicemarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property of their respective owners. 3869-iP-0107 651-09SP-1/07

Not FDIC Insured  •  No Bank Guarantee  •  May Lose Value